Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-242483

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated August 21, 2020 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated August 21, 2020 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To The Short Form Base Shelf Prospectus Dated August 21, 2020

New Issue	July 29, 2022

INTEGRA RESOURCES CORP.
US$9,999,999.90
15,151,515 Common Shares

This prospectus supplement (the “prospectus supplement”) of Integra Resources Corp. (“Integra” or the “Corporation”), together with the accompanying short form base shelf prospectus dated August 21, 2020 (the “accompanying prospectus”) qualifies the distribution of 15,151,515  common shares (the “Offered Shares”) of the Corporation (the “Offering”) at a price of US$0.66 per Offered Share (the “Offering Price”), for aggregate gross proceeds of US$9,999,999.90. See “Description of Common Shares”.  The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of July 29, 2022, between the Corporation and Raymond James Ltd. (“Raymond James”) and Cormark Securities Inc. (together with Raymond James, the “Co-Lead Underwriters”), PI Financial Corp. and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”). The Offering Price was determined by arm’s length negotiations between the Corporation and Raymond James, on behalf of the Underwriters. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Corporation’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the short form base shelf prospectus that forms a part of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-242483) filed with the United States Securities and Exchange Commission (the “SEC”).

We are permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Integra has prepared its consolidated financial statements incorporated herein by reference in United States dollars, and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “ITR” and on the NYSE American (the “NYSE American”) under the symbol “ITRG”.  On July 28, 2022, the last trading day before the date hereof, the closing price of the Common Shares on the TSXV was C$0.93 and the closing price of the Common Shares on NYSE American was US$0.73. The Corporation intends to submit an application to list the Offered Shares on the TSXV and on NYSE American.  Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV and NYSE American.

US$0.66 per Offered Share

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (2)
Per Offered Share	US$0.66	US$0.024	US$0.6362
Total (3)	US$9,999,999.90	US$360,000	US$9,639,999.90

_____________

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid an aggregate cash fee (the “Underwriters’ Fee”) of US$0.024 per Offered Share, representing 4% of the gross proceeds of the Offering, other than gross proceeds on any sales made to “President’s List” purchasers, on which a reduced fee of 2% of such gross proceeds will be paid to the Underwriters.  The “President’s List” may include purchasers for an aggregate amount of up to US$2,000,000 of Offered Shares. The Underwriters’ Fee includes a 6% “step-up” fee payable to Raymond James in consideration for the work rendered by Raymond James as sole bookrunner of the Offering. The Underwriters’ Fee assumes no sales to “President’s List” purchasers.  See “Plan of Distribution”.

(2) After deducting the Underwriters' Fee, but before deducting expenses of the Offering, including in connection with the preparation and filing of this prospectus supplement, which are estimated to be US$350,000 and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing date, to purchase up to an additional amount of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering, being 2,272,727  Offered Shares (the “Additional Offered Shares”), at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes.  The grant of the Over-Allotment Option is hereby qualified for distribution under this prospectus supplement.  A purchaser who acquires Additional Offered Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Offered Shares under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters’ Fee (assuming US$2,000,000 in  sales to “President’s List” purchasers) and net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately US$11,500,000, US$420,000 and US$11,080,000 respectively.  See “Plan of Distribution” and the table below:

The following table sets out the number of Additional Offered Shares for which the Over-Allotment Option may be exercised:

Underwriters' Position	Number of Additional Offered Shares	Exercise Period	Exercise Price
Over-Allotment Option	2,272,727	30 days following the closing of the Offering	US$0.66 per Additional Offered Share

The Offering amount in this prospectus supplement is in United States dollars.  References to "C$" are to Canadian dollars.  References to "US$" are to United States dollars.  Unless the context otherwise requires, all references to the "Offering" in this prospectus supplement shall include the Over-Allotment Option and all references to "Offered Shares" shall include Additional Offered Shares.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if as and when issued by the Corporation, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Goodwin Procter LLP, with respect to United States legal matters.

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Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS at the closing of the Offering, which is anticipated to be on or about August 4, 2022 or such other date as may be agreed upon between the Corporation and the Underwriters (the “Closing Date”). A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is expected to be three business days following the date of this prospectus supplement. Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. See "Plan of Distribution".

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this prospectus supplement or the accompanying prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations", "Certain United States Federal Income Tax Considerations" and "Risk Factors".

Investing in the Offered Shares is speculative and involves certain risks. The risks outlined in this prospectus supplement and in the documents incorporated by reference herein and in the accompanying prospectus should be carefully reviewed and considered by prospective investors. See "Risk Factors".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors, some or all of the Underwriters and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  See "Enforceability of Certain Civil Liabilities".

Mr. Timo Jauristo, Mr. C.L. "Butch" Otter and Ms. Carolyn Clark Loder, each a director of the Corporation, and Michael M. Gustin, Steven I. Weiss, Thomas L. Dyer, Jay Nopola, Jack S. McPartland, Matthew Sletten, Benjamin Bermudez, Art S. Ibrado, John D. Welsh, John F. Gardner and Michael M. Botz, each a qualified person, reside outside of Canada. Each of Mr. Jauristo, Mr. Otter, Ms. Loder, Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. Nopola, Mr. McPartland, Mr. Sletten, Mr. Bermudez, Mr. Ibrado, Mr. Welsh, Mr. Gardner and Mr. Botz have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The head and principal office of the Corporation is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. The registered and records office of the Corporation is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

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PROSPECTUS SUPPLEMENT

ACCOMPANYING PROSPECTUS

S-5

ABOUT THIS PROSPECTUS

In this prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Integra" or the "Corporation", refer to Integra Resources Corp. together with its subsidiaries.

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Offering. To the extent that the description of the Offered Shares varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation's website should not be deemed to be a part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

FINANCIAL INFORMATION AND CURRENCY

Integra has prepared its consolidated financial statements incorporated herein by reference in United States dollars, and in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

The Offering amount in this prospectus supplement is in United States dollars. References to "C$" are to Canadian dollars.  References to "US$" are to United States dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2020, 2021 and 2022.

Years Ended December 31,
	2021	2020
Low for the period	C$1.2040	C$1.2718
High for the period	C$1.2942	C$1.4496
Rate at the end of the period	C$1.2678	C$1.2732
Average	C$1.2535	C$1.3415

Six Months Ended June 30,
	2022	2021
Low for the period	C$1.2451	C$1.2040
High for the period	C$1.3039	C$1.2828
Rate at the end of the period	C$1.2886	C$1.2394
Average	C$1.2715	C$1.2470

On July 28, 2022, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7791 or US$1.00 = C$1.2835.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, in accordance with the requirements of Canadian disclosure requirements, which are different from United States disclosure requirements. Integra has prepared its consolidated financial statements incorporated herein by reference in United States dollars, and in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such technical disclosure includes mineral reserves and mineral resources classification terms made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, technical disclosure in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference that describes the Corporation's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued and existing under the laws of the Province of British Columbia.  Most of the officers and directors, some or all of the Underwriters and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons.

Integra has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Integra has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We filed with the SEC, concurrently with the Registration Statement of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X.  Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act relating to the offering of our securities, including the Offered Shares, of which this prospectus supplement and accompanying prospectus form a part. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Offered Shares. Information omitted from this prospectus supplement and the accompanying prospectus, but contained in the Registration Statement is available on the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") under the Corporation's profile at www.sec.gov.  Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Offered Shares. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Corporation's operating environment, business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, the Offering; the use of proceeds of the Offering, including any timeline for the use thereof and any objectives to be achieved from the use thereof; the Loan (as defined herein) and closing thereof; statements regarding planned exploration and development programs and expenditures; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration from the DeLamar Project; the development, operational and economic results of the preliminary feasibility study ("PFS") for the DeLamar Project, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Integra; future development plans; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Corporation's ability to fund its programs; the Corporation's ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources and mineral reserves on the Corporation's mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation's ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: access to additional capital or other funding; volatility in the market price of the Corporation's securities; future sales of the Corporation's securities; dilution of shareholder's holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; uncertainty and variations in the estimation of mineral resources and mineral reserves; health, safety and environmental risks; success of exploration, development and operations activities; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; delays in getting access from surface rights owners; the fluctuating price of gold and silver; assessments by taxation authorities; uncertainties related to title to mineral properties; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; cost inflation; and the Corporation's ability to identify, complete and successfully integrate acquisitions.

This list is not exhaustive of the factors that may affect any of the Corporation's forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" below and in the accompanying prospectus, and in the section entitled "Risk Factors" in the Corporation's annual information form for the year ended December 31, 2021, dated March 30, 2022 (the "Annual Information Form"), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this prospectus supplement and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation's filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on EDGAR at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically under the Corporation's profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the Annual Information Form;

(b) the Corporation's audited consolidated financial statements as at and for the financial years ended December 31, 2021 and December 31, 2020, and related notes thereto, together with the independent auditor's report thereon;

(c) the management's discussion and analysis for the financial years ended December 31, 2021 and 2020;

(d) the Corporation's unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the three-month periods ended March 31, 2022 and 2021 (the "Interim MD&A"); and

(f) the management information circular of the Corporation dated May 16, 2022 in connection with the annual general meeting of shareholders of the Corporation held on June 28, 2022; and

(g) the material change report of the Corporation dated February 18, 2022 related to the completion of the PFS.

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).  In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this prospectus supplement shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part, but only if and to the extent expressly so provided in any such report.  The Corporation's reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein and therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the Underwriting Agreement; (ii) powers of attorney from certain of the Corporation's directors and officers (included on the signature page of the Registration Statement); (iii) the consent of MNP LLP; (iv) the consent of the "qualified persons" referred to in the Registration Statement under "Interest of Experts"; (v) the consent of the Corporation's Canadian counsel, Cassels Brock & Blackwell LLP; (vi) the consent of Mine Developments Associates; (vii) the consent of McClelland Laboratories, Inc.; (viii) the consent of Welsh Hagen Associates, (ix) the consent of Mathew Sletten; (x) the consent of Benjamin Bermudez; (xi) the consent of M3 Engineering & Technology Corp.; (xii) the consent of Art Ibrado, (xiii) the consent of Fort Lowell Consulting PLLC; (xiv) the consent of Jay Nopola; (xv) the consent of RESPEC Company LLC; (xvi) the consent of Michael Botz; (xvii) the consent of Elbow Creek Engineering Inc.; (xviii) the consent of John F. Gardner; and (xix) the consent of Warm Springs Consulting LLC.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation's profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement.

THE CORPORATION

Integra is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Corporation is the advancement of its DeLamar gold and silver project (the "DeLamar Project"), consisting of the neighbouring DeLamar deposit and Florida Mountain deposit in the heart of the historic Owyhee County mining district in south western Idaho.  The Corporation's Common Shares are listed on the TSXV and in the United States on NYSE American.

Recent Developments

Exploration and Development

On April 21, 2022, the Corporation announced a simplified strategy to advance permitting and development of the DeLamar Project involving a heap leach stand-alone mine project. The Corporation recently announced drilling results at the War Eagle target and Sullivan Gulch target at the DeLamar Project.

AGM

On June 29, 2022, the Corporation announced the voting results from its annual general meeting of shareholders held on June 28, 2022.  All matters put to shareholders were approved including, but not limited to, the election of all directors, appointment of MNP LLP as auditor of the Corporation and approval of an amended and restated equity incentive plan.

For further information regarding Integra and the DeLamar Project, see the Annual Information Form and other documents incorporated by reference in this prospectus supplement available at www.sedar.com and www.sec.gov under the Corporation's profile.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	Integra Resources Corp.
Securities Offered	15,151,515 Offered Shares at US$0.66 per Offered Share.
Common Shares issued and outstanding as of the date hereof	62,598,209 Common Shares.
Common Shares to be outstanding upon closing of the Offering assuming no conversion of the Loan	77,749,724 Common Shares. If the Over-Allotment Option is exercised in full, up to 80,022,451 Common Shares will be outstanding upon closing of the Offering.
Over-Allotment Option	The Underwriters have been granted an Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering, being 2,272,727 Additional Offered Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds

The net proceeds of the Offering are expected to be used by the Corporation to fund ongoing work programs, to advance the DeLamar Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes.

See "Use of Proceeds".

Stock Exchange Symbols

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and on NYSE American under the symbol "ITRG".

The Corporation intends to submit an application to list the Offered Shares on the TSXV and on NYSE American.  Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV and NYSE American.

Income Tax Considerations	Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Risk Factors	See "Risk Factors" in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the Offered Shares.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and accompanying prospectus. See the risk factors below and the "Risk Factors" section of the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.  Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this prospectus supplement and accompanying prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors in the accompanying prospectus and the documents incorporated by reference, should be carefully reviewed and considered by investors.

Some of the factors described herein and the accompanying prospectus, in the documents incorporated or deemed incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein and the accompanying prospectus, or in another document incorporated or deemed incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein and the accompanying prospectus, or in the other documents incorporated or deemed incorporated by reference herein or therein or other unforeseen risks.

Completion of the Loan Advances

The obligation of Beedie Capital to fund advances to the Corporation under the Loan is subject to prior satisfaction of conditions by the Corporation. In respect of the Initial Advance of US$10,000,000, these conditions include approval of the TSXV, completion of an equity financing (which would be satisfied by completion of the Offering), settlement and execution of security agreements, delivery of satisfactory legal opinions and other customary conditions. To the extent that the Corporation is unable to satisfy any of these conditions, or Beedie Capital otherwise does not fund the Initial Advance, the Corporation will be deprived of that anticipated funding. A failure to receive such funding will be highly disruptive to the Corporation and will likely result in a substantially reduced scope of business operations under a much more modest business plan. The Corporation must satisfy additional conditions in order to draw down on Subsequent Advances, including the filing of a Mining Plan of Operations for the Delamar Project. A failure to obtain Subsequent Advances in a timely manner as contemplated by the Corporation, whether in terms of its ability to meet relevant conditions or otherwise, may also be highly disruptive to the Corporation and the execution of its business plans.

Indebtedness

In the event the Loan closes, Integra will be indebted to Beedie Capital and be required to use a portion of its cash flow to service principal and interest on the Loan, which will limit the cash flow available for other business opportunities. The Corporation's ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Corporation has yet to generate cash flow from operations and may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time.  The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default.

The terms of the Loan require the Corporation to satisfy various positive and negative covenants. These covenants require the Corporation to, among other things, maintain certain levels of cash or cash equivalents, obtain approvals from Beedie Capital of annual operating budgets, obtain prior approval from Beedie Capital of certain deviations from approved budgets and file a Mining Plan of Operations with the United States Bureau of Land Management respect to the DeLamar Project by March 31, 2024.  The Corporation can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants would likely result in an event of default under the Loan and would allow Beedie Capital to accelerate the debt, which could materially and adversely affect the Corporation's business, financial condition and results of operations.

Inflation

The Corporation's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Corporation's inability to manage costs may impact, among other things, future development decisions, which could materially and adversely affect the Corporation's business, financial condition and results of operations.

COVID-19 and global health crisis

The COVID-19 pandemic and efforts to contain it may have an impact on the Corporation's business. The Corporation continues to monitor the situation and the impact the virus may have on the DeLamar Project.  Should the virus spread, travel bans continue, as applicable, or should one of the Corporation's team members or consultants become infected, the Corporation's ability to advance the DeLamar Project may be impacted. Similarly, the Corporation's ability to obtain financing and the ability of the Corporation's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Discretion in the Use of Proceeds

The Corporation intends to spend the funds available as stated in this prospectus supplement. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation's sole discretion.

Management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

Holders of Common Shares will be diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and other than Beedie Capital's participation right, shareholders have no pre-emptive rights or participation rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options and vesting of restricted share units and deferred share units under the Corporation's equity compensation plan.

The Corporation may be a ''passive foreign investment company'', which may have adverse U.S. federal income tax consequences for U.S. investors

Based on current business plans and financial expectations, the Corporation believes that it will be a PFIC for its current tax year and likely will be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. taxpayer's holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called "excess distribution" received on its Offered Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Offered Shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ''Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules". Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Potential Need for Additional Funding

The Corporation has no operating cash flows and significant operational expenses, and there is no assurance that the Corporation will be successful in obtaining additional funding, if required, through the issuance of equity, debt or other means, or that such additional funding will be on terms acceptable to the Corporation. The Corporation's ability to secure additional funding in the future will depend, in part, on prevailing debt and equity market conditions, metal prices, the Corporation's performance and other factors identified herein, in the accompanying prospectus and the documents incorporated herein and therein.

CONVERTIBLE LOAN

On July 28, 2022, the Corporation, as borrower, and all of its subsidiaries, as guarantors, entered into a credit agreement (the "Credit Agreement") with Beedie Investments Limited ("Beedie Capital") pursuant to which Beedie Capital will loan to the Corporation up to US$20,000,000 (the "Loan").  The Loan will be advanced as: (i) an initial advance of US$10,000,000 on closing of the Loan (the "Initial Advance"); and (ii) subsequent advances of at least US$2,500,000 at the Corporation's election (the "Subsequent Advances", together with the Initial Advance, the "Advances") up to US$10,000,000 (the "Standby Amount"), which is available for drawdown upon filing of the Mining Plan of Operations for the DeLamar Project. The Loan has a term of 36 months, which can be extended at the Corporation's election on satisfaction of certain conditions, and bears interest at a rate of 8.75% per annum, accrued for the first 24 months and then payable quarterly in either Common Shares or in cash at the Corporation's election.  The Loan will be secured against the material assets of the Corporation and its subsidiaries.

The Loan will also be convertible into Common Shares at Beedie Capital’s discretion based on the following conversion prices: (i) the Initial Advance will be convertible at a per Common Share price equal to the lesser of C$1.22 and a 44% premium on the Offering Price; and (ii) any Subsequent Advances will be convertible at a per Common Share price of the higher of (a) the Market Price (as defined in the Credit Agreement) of the Common Shares less the maximum permitted discount under the rules and policies of the TSXV, and (b) a 20% premium above the 30 trading day volume-weighted average price (“VWAP”)  of the Common Shares, in each case measured on the close of trading on the trading day immediately prior to the earlier of the announcement of such Subsequent Advance and the date of the making of such Subsequent Advance. In the event that the 30-day VWAP of the Common Shares of the Company is equal to or greater than a 50% premium to the conversion price for a given Advance, then Integra shall have the right, exercisable in its sole discretion on delivery of written notice to the Lender, to require the Lender to convert 50% of the then outstanding principal amount of the applicable Advance into Common Shares at the conversion price of such Advance, subject to additional terms.

At any time during the term of the Loan, the Corporation will have the right to make a prepayment of the outstanding Advances in whole, or in part so long as such prepayment is in a minimum amount of US$5,000,000 and in multiples of US$1,000,000, and will, if it exercises such prepayment right, be subject to certain provisions and prepayment fees. In connection with the Loan, Integra will also pay a US$300,000 commitment fee, representing 1.5% of US$20,000,000, and a standby fee equal to 2.0% per annum on the undrawn Standby Amount outstanding.

The Credit Agreement also provides that, if and for so long as Beedie Capital and its affiliates own at least 10% of the issued and outstanding Common Shares of the Company on a non-diluted basis, Beedie Capital will be entitled to nominate a representative to the Board of Directors of the Corporation and will have the right to participate in equity offerings of the Corporation in order to maintain its proportionate ownership percentage. Beedie Capital also has the right to appoint an observer to the Board of Directors for so long as there is at least a US$10,000,000 outstanding balance owing or Beedie Capital owns Common Shares represented by a minimum aggregate conversion price of US$10,000,000.

The Corporation and Beedie Capital are in the process of settling definitive security agreements and related documents in respect of the Loan. Completion of the Loan is conditional upon, among other things, the parties settling the definitive security agreement and related documents, approval of the TSXV and completion of the Offering.

CONSOLIDATED CAPITALIZATION

Except for the Loan, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.

The following table shows the consolidated capitalization of the Corporation as at the date of the Interim Financial Statements and as at such date on an adjusted basis after giving effect to the Offering. The following table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which are incorporated by reference into this prospectus supplement.

	As at March 31, 2022	As at March 31, 2022 after giving effect to the Offering and the Loan(1)	As at March 31, 2022 after giving effect to the Offering and the exercise in full of the Over- Allotment Option
Share Capital	US$124,393,366	US$134,393,366	US$135,893,366
Outstanding (Authorized - unlimited)	62,598,209	77,749,724	80,022,451
Cash and cash equivalents	US$9,070,191	US$27,420,191(2)	US$28,860,191(3)
Debt	Nil	US$10,000,000	US$10,000,000

________________________

(1) Assuming no exercise of the Over-Allotment Option.

(2) After deducting the Underwriters’ Fee of US$360,000 (assuming US$2,000,000 in  sales to “President’s List” purchasers) and estimated expenses of the Offering and the Loan.

(3) After deducting the Underwriters’ Fee of US$420,000 (assuming US$2,000,000 in  sales to “President’s List” purchasers) and estimated expenses of the Offering and the Loan.

USE OF PROCEEDS

The Corporation estimates that its net proceeds from the Offering and the Initial Advance under the Loan will be approximately US$18,350,000 after deducting the Underwriters’ Fee of US$360,000 (assuming US$2,000,000 in  sales to “President’s List” purchasers), our expenses of the Offering, which are estimated to be US$350,000 and our expenses in connection with entering into the Credit Agreement and closing the Loan, which are estimated to be US$940,000.  If the Over-Allotment Option is exercised in full, the net proceeds to Integra will be approximately US$19,790,000 after deducting the Underwriters’ Fee of US$420,000 (assuming US$2,000,000 in sales to “President’s List” purchasers) and our estimated expenses of the Offering and the closing of the Loan.

The net proceeds of the Offering and the Initial Advance under the Loan are expected to be used by the Corporation to fund ongoing work programs, to advance the DeLamar Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes.

The net proceeds of the Offering and the Initial Advance under the Loan are intended to be used as follows:

Use of Proceeds	Approximate Amount (US$MM) Assuming no exercise of Over-Allotment Option	Approximate Amount (US$MM) Assuming full exercise of Over-Allotment Option
Exploration work, including drilling	$6.1	$6.1

Development work, including engineering and permitting	$6.2	$7.6

Other (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$2.1	$2.1

Site Ongoing Environmental Monitoring / Water Treatment	$1.2	$1.2

Sub-Total DeLamar Project	$15.6	$17.0

Corporate G&A	$2.8	$2.8

Total:	$18.4	$19.8

The key business objective the Corporation intends to meet with the net proceeds from the sale of the Offered Shares and the Initial Advance under the Loan is to advance exploration and development on the DeLamar Project, and for working capital purposes. The net proceeds of the Offering and the Initial Advance under the Loan, along with cash on hand, are expected to provide sufficient funding until mid-2023. Any additional proceeds from the exercise of the Over-Allotment Option are expected to be used for further development work at the DeLamar Project, and for working capital purposes.

While the Corporation intends to spend the net proceeds of the Offering and the Initial Advance under the Loan as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or advisable. Actual use of proceeds remains subject to approval of the Board of Directors of the Corporation. Any unallocated funds from the net proceeds of the Offering and the Initial Advance under the Loan, if any, may be added to the general working capital of the Corporation and be expended at the discretion of management.

The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading "Risk Factors" in this prospectus supplement and the accompanying prospectus and set out in the documents incorporated by reference.

The Corporation has not yet achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the sale of the Offered Shares may be used to fund such negative cash flow from operating activities.

If the Corporation does not receive the Initial Advance under the Loan, the net proceeds available to the Corporation will be limited to those in respect of the Offering, estimated at US$9,290,000. In that event, the Corporation will substantially reduce the scope of contemplated exploration drilling, will reduce development work intended to support preparation of the Mining Plan of Operations, though will continue to advance key studies and deliverables available within the reduced budget, and will limit other uses of working capital to those expenditures required for the maintenance of its assets and business operations, including property and permit expenditures and general and administrative expenses.

Business Objectives and Milestones

The Corporation's business objectives for the net proceeds of the Offering and the Initial Advance under the Loan, estimated at US$18,350,000, are principally to advance preparation of the Mining Plan of Operations for the Delamar Project over the next 12 months and to conduct shallow, oxide definition drilling on the DeLamar Project, aimed at resource expansion for the proposed heap leach operation.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase on the Closing Date, an aggregate of 15,151,515 Offered Shares at a price of US$0.66 per Offered Share, payable against delivery of the Offered Shares, subject to the terms and conditions stated in the Underwriting Agreement.  The price of the Offered Shares was determined by arm’s length negotiations between the Corporation and Raymond James, on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Offered Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers' certificates and legal opinions.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering, being 2,272,727 Additional Offered Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes.  The purchase price of one Additional Offered Share pursuant to the Over-Allotment Option will be equal to the Offering Price.  The grant of the Over-Allotment Option is qualified for distribution under this prospectus supplement.  A person who acquires Additional Offered Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Offered Shares under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee (assuming US$2,000,000 in sales to “President’s List” purchasers) and net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately US$11,500,000, US420,000 and US$11,080,000 respectively.

The Offering is being made concurrently in all of the provinces and territories of Canada, except Québec, and in the United States pursuant to the MJDS implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective duly registered U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may also offer the Offered Shares outside of Canada and the United States on a private placement or equivalent basis.

Subscriptions for Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice.  An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS and will be deposited with CDS at the Closing Date or such other date as may be agreed upon between the Corporation and the Underwriters. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.  It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is expected to be three business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

Pursuant to the Underwriting Agreement, the Underwriters will be paid the Underwriters’ Fee of US$0.024 per Offered Share, representing 4% of the gross proceeds of the Offering, other than gross proceeds on any sales made to “President’s List” purchasers, on which a reduced fee of 2% of such gross proceeds will be paid to the Underwriters. The “President’s List” may include purchasers for an aggregate amount of up to US$2,000,000 of Offered Shares. The Underwriters’ Fee includes a 6% “step-up” fee payable to Raymond James in consideration for the work rendered by Raymond James as sole bookrunner of the Offering. The Underwriters’ Fee assumes no sales to “President’s List” purchasers.

The Corporation will also pay certain out-of-pocket expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement in an amount not to exceed C$70,000 for Canadian legal counsel and US$50,000 for United States legal counsel.  The Corporation has also agreed to indemnify each of the Underwriters, each of its affiliates and each of its and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days following the Closing Date, it will, not, without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld or delayed, directly or indirectly issue, negotiate, announce or agree to sell or issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, other than issuances (i) as contemplated in the Underwriting Agreement; (ii) pursuant to the grant of convertible awards in the normal course pursuant to the Corporation’s equity incentive plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Corporation outstanding on the date of the Underwriting Agreement; (iii) of options or securities in connection with a bona fide acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision); or (iv) of securities in connection with the Credit Agreement.

The Corporation has also agreed to use commercially reasonable efforts to cause each of the directors and senior officers of the Corporation to enter into lock up agreements in form and substance satisfactory to the Co-Lead Underwriters, evidencing their agreement to not, without the consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld or delayed, offer, sell or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than in connection with a third party take-over bid made to all holders of Common Shares or a similar acquisition of all of the Common Shares, and other than securities sold to satisfy tax obligations on the exercise of convertible securities of the Corporation held by such person.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses.  The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

The Underwriters propose to offer the Offered Shares initially at the public Offering Price on the cover page of this prospectus supplement. If all of the Offered Shares are not sold at the Offering Price on the cover page of this prospectus supplement, the Underwriters may decrease the Offering Price and change the other selling terms. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.  Any such reduction will not affect the proceeds received by the Corporation.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with Regulation M under the Exchange Act.

The Underwriters may over-allot Common Shares in connection with the Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the TSXV, NYSE American or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales or to stabilize the market price of the Common Shares may have the effect of raising or maintaining the market price of the Common Shares or preventing or mitigating a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSXV, NYSE American or otherwise.

The Corporation intends to submit an application to list the Offered Shares on the TSXV and on NYSE American.  Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV and NYSE American.

DESCRIPTION OF COMMON SHARES

The Offering consists of 15,151,515 Offered Shares (in addition of up to 2,272,727 Additional Offered Shares in the event the Over-Allotment Option is exercised in full).

The Corporation is authorized to issue an unlimited number of the Common Shares. As of July 28, 2022, there were 62,598,209 Common Shares issued and outstanding.  The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board of Directors. The Corporation has no source of cash flow, and anticipates using all available cash resources toward its stated business objectives. As such, the Corporation does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating financial conditions.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security	Number of Securities
July 2021	Common Shares(1)	US$2.92(2)	100,000
July 2021	Common Shares(3)	C$2.88	2,000
August 2021	Common Shares(4)	US$2.99(5)	55,000
September 2021	Common Shares(6)	C$2.88	1,333
September 2021	Common Shares(7)	US$2.55	6,785,000
December 2021	Common Shares(8)	C$2.61	62,907
March 2022	Common Shares(9)	US$1.57(10)	427,997
Total			7,434,237

________________________

(1) Issued pursuant to the Corporation's at-the-market offering.

(2) Represents an average price.

(3) Issued pursuant to the exercise of options.

(4) Issued pursuant to the Corporation's at-the-market offering.

(5) Represents an average price.

(6) Issued pursuant to the exercise of options.

(7) Issued in connection with a public bought deal offering of Common Shares pursuant to which the Corporation issued 6,785,000 Common Shares at a price of US$2.55 per Common Share.

(8) Issued pursuant to redemption of restricted share units.

(9) Issued pursuant to the Corporation's at-the-market offering.

(10) Represents an average price.

Stock Options, Restricted Share Units and Deferred Share Units

The following table summarizes details of the stock options, restricted share units and deferred share units issued by the Corporation during the 12-month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security	Number of Securities
September 2021	Deferred Share Units(1)	C$2.90	8,114
December 2021	Stock Options(2)	C$2.61	391,510
December 2021	Restricted Share Units(3)	C$2.61	488,856
December 2021	Deferred Share Units(4)	C$2.61	198,000
December 2021	Deferred Share Units(5)	C$2.72	8,651
March 2022	Deferred Share Units(6)	C$1.80	21,922
Total			1,117,053

________________________

(1) Issued to directors of the Corporation in lieu of directors' fees.

(2) Issued to directors, consultants, executives and employees of the Corporation.

(3) Issued to executives and employees of the Corporation.

(4) Issued to directors of the Corporation.

(5) Issued to directors of the Corporation in lieu of directors' fees.

(6) Issued to directors of the Corporation in lieu of directors' fees.

PRICE RANGE AND TRADING VOLUMES

Common Shares

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and on NYSE American under the symbol "ITRG".

The following table sets forth information relating to the trading of the Common Shares on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume
July 2021	3.750	3.250	415,775
August 2021	3.820	3.130	687,040
September 2021	3.860	2.800	1,297,434
October 2021	3.210	2.590	1,617,539
November 2021	3.410	2.800	1,022,160
December 2021	2.960	2.530	1,334,805
January 2022	2.880	2.230	970,660
February 2022	2.630	1.820	3,977,838
March 2022	2.050	1.740	2,936,890
April 2022	1.860	1.370	1,693,713
May 2022	1.550	1.130	1,026,411
June 2022	1.500	1.140	494,689
July 2022 (1)	1.31	0.82	700,381

________________________

(1) From July 1, 2022 to July 28, 2022.

At the close of business on July 28, 2022, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the TSXV was C$0.93 .

The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the months indicated.

Month	High (US$)	Low (US$)	Volume
July 2021	3.19	2.57	2,245,918
August 2021	3.06	2.45	1,513,771
September 2021	3.11	2.19	3,918,890
October 2021	2.55	2.12	2,108,522
November 2021	2.65	2.17	1,940,605
December 2021	2.33	1.95	1,978,917
January 2022	2.22	1.80	2,479,800
February 2022	2.05	1.45	3,433,700
March 2022	1.54	1.38	7,128,700
April 2022	1.46	1.08	3,141,600
May 2022	1.19	0.88	1,594,800
June 2022	1.13	0.87	983,500
July 2022 (1)	1.08	0.64	1,329,635

________________________

(1) From July 1, 2022 to July 28 , 2022.

At the close of business on July 28, 2022, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by NYSE American was US$0.73 .

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this prospectus supplement and the accompanying prospectus and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a "Holder").  Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a Holder: (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act; (iv) that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm's length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm's length, for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (v) that reports its "Canadian tax results", as defined in the Tax Act, in a currency other than Canadian currency; (vi) that is exempt from tax under the Tax Act; or (vii) that has entered into, or will enter into, a "derivative forward agreement" or a "synthetic disposition arrangement" with respect to the Offered Shares, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the particular day or such other rate of exchange as may be acceptable to the CRA. The amount of dividends to be included in income, and capital gains and losses realized by a Holder, may be affected by fluctuations in the relevant exchange rates.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times is resident or deemed to be resident in Canada (each, a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder's income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to "taxable dividends" received by an individual from "taxable Canadian corporations" (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or "substantive CCPC" (as defined in the Notice of Ways and Means Motion to amend the Tax Act released by the Department of Finance Canada on April 7, 2022 in connection with the 2022 Federal Budget) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income. The complete legislation with respect to "substantive CCPC" has yet to be released.

A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year. A "subject corporation" is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share, or a share substituted for such share, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder, that is throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or "substantive CCPC" (as defined in the Notice of Ways and Means Motion to amend the Tax Act released by the Department of Finance Canada on April 7, 2022 in connection with the 2022 Federal Budget) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. The complete legislation with respect to "substantive CCPC" has not yet been released.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Offered Shares in connection with carrying on a business in Canada (each, a "Non-Resident Holder"). Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited or deemed to be paid or credited on the Offered Shares to a Non-Resident Holder are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend. Under the Canada-U.S. Tax Convention , the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Canada-U.S. Tax Convention and entitled to benefits under the US Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend, The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of which Canada is a signatory, affects many of Canada's bilateral tax treaties (but not the Canada-U.S. Tax Convention ), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition or deemed disposition of Offered Shares unless, at the time of disposition, the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which includes the TSXV), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. An Offered Share may be deemed to be "taxable Canadian property" in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute "taxable Canadian property" in their own particular circumstances.

A Non-Resident Holder's capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not relieved from tax under an applicable income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident) will generally be computed in the manner described above under the subheadings "Residents of Canada-Dispositions of Offered Shares" and "Residents of Canada - Capital Gains and Losses".

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

  An individual who is a citizen or resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares that is not a U.S. Holder or an entity classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to Offered Shares; (j) are partnerships or other "pass-through" entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (m) are subject to taxing jurisdictions other than, or in addition to, the United States or otherwise hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Corporation was to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares. Based on current business plans and financial expectations, the Corporation believes that it will be a PFIC for its current tax year and likely will be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the "PFIC income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if the Corporation (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares; and (b) any "excess distribution" received on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Offered Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents "earnings and profits" of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

For each tax year that the Corporation qualifies as a PFIC as determined by the Corporation based upon its reasonable analysis, upon the written request of a U.S. Holder, the Corporation will make publicly available: (a) a "PFIC Annual Information Statement" for the Corporation as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Corporation. The Corporation may elect to provide such information on the Corporation's website. However, U.S. Holders should be aware that the Corporation can provide no assurances that the Corporation will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC.  Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to the Ownership and Disposition of Offered Shares

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See "Sale or Other Taxable Disposition of Offered Shares" below). However, the Corporation does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Corporation with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Goodwin Procter LLP, with respect to U.S. legal matters.

As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP, each as a group, hold beneficially, directly or indirectly, less than one percent of any class of our securities.

INTEREST OF EXPERTS

Information relating to the DeLamar Project in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein has been derived from reports, statements, or opinions prepared or certified by Thomas L. Dyer, P.E. and Senior Engineer for Mine Development Associates, Inc, a division of RESPEC ("MDA"), Michael M. Gustin, C.P.G. and Senior Geologist for MDA, Steven I. Weiss, C.P.G. and Senior Associate Geologist for MDA, Jack McPartland, Registered Member MMSA and Senior Metallurgist with McClelland Laboratories, Inc., John Welsh, P.E., of Welsh Hagen in Reno, Nevada, Matthew Sletten, P.E. and Benjamin Bermudez, P.E. of M3 Engineering in Tucson, Arizona, Art Ibrado, P.E., of Fort Lowell Consulting in Tucson, Arizona, Jay Nopola, P.E, of RESPEC in Rapid City, South Dakota, Michael Botz, P.E., of Elbow Creek Engineering in Billings, Montana, and John F. Gardner, P.E. of Warm Springs Consulting in Boise, Idaho, and this information has been included in reliance on such persons' expertise. Each of Thomas L. Dyer, Michael M. Gustin, Steven I. Weiss, Jack McPartland, John Welsh, Matthew Sletten, Benjamin Bermudez, Art Ibrado, Jay Nopola, Michael Botz and John F. Gardner are a qualified person as such term is defined in NI 43-101.  To the best of the Corporation's knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

All scientific and technical information in this this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, are a qualified person as such term is defined in NI 43-101. As of the date hereof, Mr. Baker holds 71,454 Common Shares, 350,200 options and 56,167 restricted share units; and Mr. Arnold holds 20,833 Common Shares, 242,600 options and 56,167 restricted share units.

The independent auditors of Integra are MNP LLP. MNP LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 21, 2020

INTEGRA RESOURCES CORP.

C$100,000,000
Common Shares
Warrants
Subscription Receipts
Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale from time to time (each, an "Offering"), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of Integra Resources Corp. ("Integra" or the "Corporation") listed above (the "Securities") in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to C$100,000,000 (or the equivalent thereof in U.S. dollars or other currencies).  The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

We are permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

The issued and outstanding common shares of the Corporation (the "Common Shares") are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "ITR" and on the NYSE American LLC (the "NYSE American") under the symbol "ITRG".  On August 20, 2020, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSXV was C$4.70 and on the NYSE American US$3.56. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the "Warrants"), the subscription receipts (the "Subscription Receipts") or the units (the "Units") may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.  See "Risk Factors".

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.  You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.  The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation.  A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution.  In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".  No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks.  The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See "Risk Factors".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  See "Enforceability of Certain Civil Liabilities".

Mr. Timo Jauristo and Mr. C.L. "Butch" Otter, each a director of the Corporation, Mr. E. Max Baker and Mr. Timothy Arnold, each an officer of the Corporation, and Michael M. Gustin, Steven I. Weiss, Thomas L. Dyer, Jack S. McPartland, Jeffrey L. Woods and John D. Welsh, each a qualified person, reside outside of Canada. Each of Mr. Jauristo, Mr. Otter, Mr. Baker, Mr. Arnold, Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Woods and Mr. Welsh have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the "BCSC") that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.

Owning our securities may subject you to tax consequences both in Canada and the United States.  Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement.  You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus refer to Canadian dollars.

The head and principal office of the Corporation is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The registered and records office of the Corporation is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context indicates otherwise, the "Corporation" and "Integra" refer to Integra Resources Corp. and its subsidiaries.

This Prospectus is part of a registration statement on Form F-10 that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Securities (the "Registration Statement"). Under the Registration Statement, we may, from time to time, offer any combination of the Securities described in this Prospectus in one or more offerings of up to an aggregate principal amount of C$100,000,000 (or the equivalent in other currencies). This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation's website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

FINANCIAL INFORMATION AND CURRENCY

Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated.  References to "C$" are to Canadian dollars.  References to "US$" are to United States dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2018 and 2019.

	Years Ended December 31,
	2019	2018
Low for the period	$1.2988	$1.2288
High for the period	$1.3600	$1.3642
Rate at the end of the period	$1.2988	$1.3642
Average	$1.3269	$1.2957

On August 20, 2020, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7579 or US$1.00 = C$1.3195.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this Prospectus and the documents incorporated herein by reference has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act. Under U.S. standards pursuant to SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in, and required to be disclosed by, NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, under SEC Industry Guide 7 the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein that describes the Corporation's mineral deposits may not be comparable to similar information made public by companies subject to reporting and disclosure requirements under SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC.  These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7.  Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.  If the Corporation ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Corporation will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued and existing under the laws of the Province of British Columbia.  Most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  Integra has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Integra's civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

Integra has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Integra has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X.  Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is filing a Registration Statement with the SEC.  This Prospectus and the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation's profile at www.sec.gov.  Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Securities. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.  Each time we sell Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering.  The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Corporation's operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration from the DeLamar Project (as defined herein); the development, operational and economic results of the preliminary economic assessment ("PEA") for the DeLamar Project, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Integra; future development plans; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Corporation's ability to fund its programs; the Corporation's ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation's mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation's ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: access to additional capital; volatility in the market price of the Corporation's securities; future sales of the Corporation's securities; dilution of shareholder's holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; uncertainty and variations in the estimation of mineral resources; health, safety and environmental risks; success of exploration, development and operations activities; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; delays in getting access from surface rights owners; the fluctuating price of gold and silver; assessments by taxation authorities; uncertainties related to title to mineral properties; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; and the Corporation's ability to identify, complete and successfully integrate acquisitions.

This list is not exhaustive of the factors that may affect any of the Corporation's forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" below, and in the section entitled "Risk Factors" in the Corporation's annual information form for the year ended December 31, 2019, dated April 15, 2020 (the "Annual Information Form"), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation's filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

NON-GAAP MEASURES AND OTHER FINANCIAL MEASURES

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information.  These non-GAAP performance measures are included in this Prospectus because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, except the Province of Québec, which have also been filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically under the Corporation's profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, except the Province of Québec, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form;

(b) the Corporation's audited consolidated financial statements as at and for the financial years ended December 31, 2019 and December 31, 2018, and related notes thereto, together with the independent auditor's report thereon;

(c) the management's discussion and analysis for the financial years ended December 31, 2019 and 2018;

(d) the Corporation's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2020 and June 30, 2019, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the three and six-month periods ended June 30, 2020 (the "Interim MD&A");

(f) the management information circular of the Corporation dated May 1, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on June 16, 2020; and

(g) the material change report of the Corporation dated July 16, 2020 related to the Consolidation and NYSE American listing.

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).  In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this Prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report.  The Corporation's current reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited interim condensed consolidated financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.  Upon new unaudited interim condensed consolidated financial statements and related management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.  Upon a management information circular in connection with an annual general meeting of shareholders being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering to which that Prospectus Supplement pertains.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) powers of attorney from certain of the Corporation's directors and officers (included on the signature page to the Registration Statement); (3) the consent of MNP LLP; (4) the consent of the "qualified persons" referred to in this Prospectus under "Interest of Experts"; and (5) the consent of Canadian counsel, Cassels Brock & Blackwell LLP. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

Integra is a mineral exploration company, whose Common Shares are listed on the TSXV and in the United States on the NYSE American. The Corporation's principal asset is the DeLamar Project, a mineral exploration project located in the heart of the historic Owyhee County mining district in south western Idaho (the "DeLamar Project"). The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Deposits and was formerly operated as a gold and silver mine.  The primary focus of the Corporation is the advancement of its DeLamar Project. On October 22, 2019, the Corporation filed a technical report entitled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", with an effective date of September 9, 2019 and prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E. in support of the maiden PEA. Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Woods and Mr. Welsh are qualified persons under NI 43-101.

For further information regarding Integra and the DeLamar Project, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation's profile.

Recent Developments-

Continuation to British Columbia

On June 29, 2020, the Corporation continued from the province of Ontario to British Columbia.  As a result, the Corporation is now subject to the Business Corporations Act (British Columbia) (the "BCBCA"), as if it had originally been incorporated under the BCBCA.

Consolidation

On July 9, 2020, the Corporation consolidated all of its issued and outstanding Common Shares on a two-and-one-half (2.5) for one (1) basis (the "Consolidation"). All references to our Common Shares and securities issuable into Common Shares such as options and warrants in documents dated prior to the date hereof that are incorporated by reference in this Prospectus, reflect pre-consolidation amounts.

Listing on NYSE American

On July 31, 2020, the Corporation's Common Shares commenced trading on the NYSE American.  Concurrent with the NYSE American listing, the Common Shares of the Corporation were de-listed from the OTCQX.

Update Regarding Impact of COVID-19 on Operations

For the safety of all employees, the Corporation temporarily suspended drilling and exploration activities in mid-March. With comprehensive operational procedures in-place, which were specifically designed to mitigate the risk of disease transmission amongst essential site staff and crews, the Corporation resumed drilling activities in mid-May. Drilling and other exploration activities, such as IP, are now ongoing. The development activities, other than metallurgical drilling, have not been greatly impacted by the Coronavirus (COVID-19) pandemic to date. Corporate employees have been working remotely since mid-March and will continue to work remotely for the foreseeable future.

Previous Disclosure of Use of Proceeds

The Corporation raised net proceeds of approximately C$29,800,000 in November and December 2019 via a bought deal prospectus offering of Common Shares and a strategic private placement of Common Shares to Coeur Mining, Inc.  The Corporation continues to deploy the bulk of these proceeds in a manner consistent with that disclosed in the Corporation's November 2019 prospectus, although it expects that an additional C$500,000 will ultimately be attributable to corporate G&A as a result of increased third-party costs from the continuation, consolidation, this base shelf prospectus filing, the NYSE American listing and registration filings in the United States. On the development side, the Corporation anticipates spending less than expected on metallurgical drilling and will re-allocate those funds towards permitting activities. The Corporation also anticipates spending more on the IP program. The Corporation expects these variances to be minor and that they will not impact the Corporation's ability to achieve its business objectives and milestones as stated in the November 2019 prospectus.

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below and the "Risk Factors" section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.  Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

COVID-19 and global health crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation's business.  The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors.  The Corporation continues to monitor the situation and the impact the virus may have on the DeLamar Project.  Should the virus spread, travel bans remain in place or should one of the Corporation's team members or consultants become infected, the Corporation's ability to advance the DeLamar Project may be impacted.  Similarly, the Corporation's ability to obtain financing and the ability of the Corporation's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Exploration and development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the DeLamar Project.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Preliminary economic assessment

The PEA for the DeLamar Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study. Integra has not completed pre-feasibility or feasibility level work and analysis that would allow us to declare Proven or Probable Mineral Reserves at the DeLamar Project, and no assurance can be given that we will ever be in a position to declare a Proven or Probable Mineral Reserves at the DeLamar Project.  In particular, the PEA for the DeLamar Project contains our estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which has been completed to date to a pre-feasibility study or a feasibility study level. Whether we complete a feasibility study on the DeLamar Project, and thereby delineate Proven or Probable Mineral Reserves, depends on a number of factors, including:

  the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);
  metal prices, which are highly cyclical;
  government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and
  environmental protection considerations.

We cannot determine at this time whether any of our estimates will ultimately be correct.

Negative operating cash flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future.  The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.

Capital resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and/or silver markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its securities.  There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation's sole discretion.

Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

Securities of Integra are subject to price volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes.  There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Holders of Common Shares will be diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation's stock option plan and upon the exercise of outstanding warrants.

Market for Securities

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Warrants, Subscription Receipts or Units not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus.  This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Risks relating to the Corporation's status as a "foreign private issuer" under U.S. securities laws

The Corporation is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.  As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Corporation's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Corporation's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Corporation may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Corporation's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its status as a foreign private issuer under U.S. securities laws

In order to maintain its status as a foreign private issuer, a majority of the Corporation's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS.  If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Corporation may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Risks relating to the Corporation's status as an "emerging growth company" under U.S. securities laws

The Corporation is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act.  The Corporation takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation's business, financial condition and results of operations.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the DeLamar Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes.  Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement.  The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the DeLamar Project.  To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to C$100,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters' compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") of the Canadian Securities Administrators, including sales made directly on the TSXV, NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting "at-the-market distributions".

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an "at-the-market distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, Securities in connection with an offering of Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors". No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of the Common Shares. As of August 20, 2020, there were 47,823,177 Common Shares issued and outstanding. The Corporation may issue Common Shares on exercise of Special Warrants (as defined below). The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board of Directors. The Corporation has no source of cash flow, and anticipates using all available cash resources toward its stated business objectives. As such, the Corporation does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating financial conditions.

Warrants

As of August 20, 2020, there are no Warrants outstanding. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Warrants. This description will include, where applicable:

  the designation and aggregate number of Warrants offered;
  the price at which the Warrants will be offered;
  the currency or currencies in which the Warrants will be offered;
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;
  whether we will issue fractional Common Shares;
  whether we have applied to list the Warrants on a securities exchange;
  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
  the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
  material United States and Canadian federal income tax consequences of owning the Warrants; and
  any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of August 20, 2020, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof.  Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Corporation and an escrow agent (the "Escrow Agent"), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts.  Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Subscription Receipts. This description will include, where applicable:

  the designation and aggregate number of Subscription Receipts offered;
  the price at which the Subscription Receipts will be offered;
  the currency or currencies in which the Subscription Receipts will be offered;
  the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
  the conditions (the "Release Conditions") that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;
  the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;
  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;
  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
  any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
  whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

  whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether we have applied to list the Subscription Receipts on a securities exchange;
  material United States and Canadian federal tax consequences of owning the Subscription Receipts; and
  any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of August 20, 2020, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Units. This description will include, where applicable:

  the designation and aggregate number of Units being offered;
  the price at which the Units will be offered;
  the designation and terms of the Units and the applicable Securities included in the Units;
  the description of the terms of any agreement governing the Units;
  any provision for the issuance, payment, settlement, transfer or exchange of the Units;
  the date, if any, on and after which the Units may be transferable separately;
  whether we have applied to list the Units on a securities exchange;
  material United States and Canadian federal tax consequences of owning the Units;
  how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and
  any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable Prospectus Supplement will also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended).  Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and, since July 31, 2020, on the NYSE American under the symbol "ITRG".  Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters.  As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

INTEREST OF EXPERTS

Information relating to the DeLamar Project in this Prospectus and the documents incorporated by reference herein and therein has been derived from reports, statements, or opinions prepared or certified by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E., and this information has been included in reliance on such persons' expertise. Each Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E. is a qualified person as such term is defined in NI 43-101.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation's property or the property of any of the Corporation's associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation's securities or the securities of any associate or affiliate of the Corporation when they prepared the DeLamar Report and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation's securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the DeLamar Report. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.

All scientific and technical information in this Prospectus has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are qualified persons under NI 43-101. As of the date hereof, Mr. Baker holds 250,000 Common Shares and 1,104,000 stock options, and Mr. Arnold holds 470,000 stock options.

AUDITORS

MNP LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).